UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

October 16, 2006

Item 3.	News Release

The News Release dated October 16, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that it has chosen Greg D. Smith, of Vancouver British Columbia, to succeed Ronald J. Simpson as Chief Financial Officer of the Company, upon Mr. Simpson’s forthcoming retirement.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 16th day of October, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

                October 16, 2006

Minefinders Selects Successor to Retiring CFO

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) announces that it has chosen Greg D. Smith, of Vancouver British Columbia, to succeed Ronald J. Simpson as Chief Financial Officer of the Company, upon Mr. Simpson’s forthcoming retirement.

Mr. Smith is a Chartered Accountant with extensive experience with mining companies. He spent five years as a member of the mining group at KPMG LLP, where he managed the annual audits of a number of gold producers and developed expertise in Canadian, U.S., and international accounting and reporting practices. Most recently, Mr. Smith served as Risk Manager for a major Canadian gold producer where he oversaw the design and implementation of Sarbanes-Oxley compliance programs. Mr. Smith is a graduate with distinction from the University of Victoria with a degree in International Business.

Company President, Mark Bailey, commented: “I look forward to having Greg join our management team, at this exciting time in the life of Minefinders. I would also like express our appreciation to Ron Simpson, who has been a steadying presence for the Company as it transitions to a production company. We are fortunate to have had the benefit of his guidance, drawn from a professional career of more than 48 years. On behalf of the Minefinders Board of Directors and all its employees, I extend our warmest best wishes to Ron for a full and healthy retirement.”

Mr. Smith will join the Company on November 1st and will assume the CFO position following the completion and publication of the Company’s third quarter financial statements.

About Minefinders

Minefinders Corporation Ltd. is a successful mineral exploration company with several projects in Mexico and the United States. The Company is presently building an open pit mine at its advanced-stage Dolores gold and silver project.

Minefinders Corporation Ltd.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1 866 687-6263 or by fax: at 1 604 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the selection of the successor to its retiring Chief Financial Officer, the Company’s transition to a gold and silver producing company and the Company’s plan to build an open-pit mine at its Dolores property. Forward looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 16, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director